

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-Mail
Dan Bodner
President and Chief Executive Officer
Verint Systems Inc.
330 South Service Road
Melville, New York 11747

   Re: Verint Systems Inc.
     Registration Statement on Form S-4
     Filed October 29, 2012
     File No. 333-184628

Dear Mr. Bodner:

   We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note the limitation on reliance by shareholders in the fairness opinion provided by Rothschild Inc. and in the consent of Citigroup Global Markets Inc. filed as Exhibit 99.1. Because such limitations are inconsistent with the disclosure relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for Rothschild Inc.'s and Citigroup Global Market Inc.'s beliefs that shareholders cannot rely upon the opinion to support any claims against them arising under applicable state law (e.g., the inclusion of an express disclaimer in Rothschild Inc.'s or Citigroup Global Market Inc.'s engagement letters with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law

defense to Rothschild Inc. and Citigroup Global Market Inc. would have no effect on the rights and responsibilities of Rothschild Inc., Citigroup Global Market Inc., or the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Allicia Lam, Attorney-Advisor, at (202) 551-3316 or me at (202) 551-3457 with any questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-Mail
        Bradley C. Brasser, Esq.
        Jones Day